Fax

04 MAR 10 AM 7:21

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	9 March 2004
Pages:	5		

SUPPL

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the S
Act of 1934

04010426

File No. 82-34722

Please find attached an announcement that was made on the London Stock Exchange on Friday. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

dlw 3/10

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY INTERNATIONAL

BY FAX

March 2004, 9

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: 'Directors Shareholdings'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

Directors Shareholdings

1. Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of ordinary shares are made to certain employees including Executive Directors. The awards comprise Restricted shares and Additional shares. These shares will be released two and four years respectively after the date of the award, provided the individual Director has remained in service. The Company also operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of shares as part of their bonus arrangements. Details of awards under Liberty International's annual bonus scheme arrangements and the SIP made on 1 March 2004 to Executive Directors in respect of the year ended 31 December 2003 are given below.

2. Awards to certain employees under Liberty International's annual bonus scheme arrangements made in 2002 vested on 1 March 2004, settlement of which will occur on 9 March 2004. The resulting changes to certain Executive Directors' interests in Liberty International are set out in (B) below.

3. The shares required for the SIP awards and the vesting were provided by a transfer of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

Formal notice follows of (A) Awards to Executive Directors under Liberty International PLC's annual bonus scheme arrangements and the SIP; (B) the change in the interests of the Executive Directors following the vesting; and (C) the change in the interests of the ESOP :-

A. Awards under the Annual Bonus Scheme arrangement and the SIP

The awards to the Executive Directors were as follows:

	Restricted	Additional	SIP
D A Fischel	7,418	3,915	412
J I Saggers	2,588	1,500	412
A C Smith	4,018	2,215	412

B. Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	i) Mr J G Abel ii) Mr P C Badcock iii)Mr D A Fischel iv)Mr J I Saggers
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above	Holding of directors named in 2 above

	or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	i) Mr J G Abel ii) Mrs L A Badcock (Wife) iii)Mr D A Fischel iv)Mr J I Saggers
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Transfer of shares on vesting of award
7	Number of shares/ amount of stock acquired:	i) 2,760 ii) 1,170 iii) 7,253 iv) 2,489
8	Percentage of issued class:	i) 0.0008% ii) 0.0004% iii) 0.0023% iv) 0.0008%
9	Price per share:	Nil
10	Class of security:	Ordinary Shares
11	Date of transaction:	01.03.04
12	Date company informed:	04.03.04

13	Total holding and percentage following this notification:	i) Mr J G Abel ii) Mr P C Badcock iii)Mr D A Fischel iv)Mr J I Saggers	i) 104,046 ii) 15,426 iii) 211,585 iv) 79,824	i) 0.032% ii) 0.005% iii) 0.066% iv) 0.025%

C. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
3	Please state whether notification indicates that it is in respect of	Non-beneficial interest of the Directors. The Directors are potential beneficiaries

	holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Tranfer of shares for SIP awards and transfer to employees on vesting of awards under the annual bonus scheme arrangements	
7	Shares transferred:	No. of Shares: 68,818	Price per Share: Nil
8	Percentage of issued class:	0.021%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	01/03/04	
11	Date company informed:	04/03/04	
12	Total holding following this notification:	5,149,197	
13	Total percentage holding of issued class following this notification:	1.601%	
14	Contact name for queries:	Kerin Williams 020 7887 7018	
15	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary	

Date of Notification: 5 March 2004